SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 28, 2004

CHARTER ONE FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**001-15495** (Commission File Number)	**34-1567092** (I.R.S. Employer Identification No.)
1215 Superior Avenue, Cleveland, Ohio (Address of principal executive offices)		**44114** (Zip Code)

(216) 566-5300
(Registrant's telephone number, including area code)

NOT APPLICABLE
(Former name or former address, if changed since report)

ITEM 9. Regulation FD Disclosure

On January 28, 2004, the Registrant participated at the Citigroup Smith Barney Financial Services Conference in New York, New York. The materials presented by the Registrant follow and are also available through the Registrant’s web site at www.charterone.com. In addition, a copy of the materials may be obtained from the Registrant’s Investor Relations Department at (800) 262-6301.

Citigroup Smith Barney

2004 Financial Services Conference

January 27-29, 2004

CHARTER ONE FINANCIAL, INC.

Forward-Looking Information

This presentation contains certain estimates of future operating trends for Charter One Financial, Inc., as well as estimates of financial condition, operating efficiencies, revenue creation, lending origination, loan sale volumes, charge-offs and loan loss provisions. These estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Reference is made to Charter One's filings with the SEC, such as the latest annual report on Form 10-K and quarterly reports on Form 10-Q, for information regarding factors that could cause actual results to differ materially from those described in the forward-looking statements.

CHARTER ONE FINANCIAL, INC.

Charter One at a Glance

- Regional bank holding company headquartered in Cleveland, founded in 1934
- 22nd largest publicly traded U.S. bank
- Listed on NYSE: "CF"
- Member of S&P 500 Index
- $7.9 B market cap

CHARTER ONE FINANCIAL, INC.

Charter One at a Glance

- Operates through 592 branches in nine states
  - 446 traditional & 146 in-store branches
- Focus on consumer banking niche
- Strong retail banking track record
  - organic deposit growth among best in industry
  - excess asset generator - driving asset mix shift
- Extremely efficient operation
  - 40/45% efficiency ratio, cornerstone of business plan

CHARTER ONE FINANCIAL, INC.

CF Historical Earnings Growth
Originally Reported Operating EPS



Per Share
(adjusted for stock splits/dividends thru 9/30/02)
Compounded annual
earnings growth thru 2003:
10 yr - 10%
5 yr - 11%
*In years with poolings, data is
3 qtrs stand alone, 4th qtr pooled
$3.00
$2.50
$2.00
$1.50
$1.00
$.50
$.79
$.95
$1.04
$1.10*
$1.29
$1.43*
$1.61*
$1.81*
$1.89
$2.10
$2.45
$2.74
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

CHARTER ONE FINANCIAL, INC.

Dividend Growth



Out of Top 25 Banks, CF ranks
#19 in Payout Ratio & #14 in Yield . . .
room to move . . .
1.00
.50
.00
$.07
$.08
$.09
$.10
$.11
$.15
$.21
$.27
$.32
$.37
$.43
$.52
$.61
$.72
$.83
$.98
'88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

19% growth rate compounded annually

CHARTER ONE FINANCIAL, INC.

Key Operating Results - 2003

	2003	2002
EPS	$2.74	$2.45
ROA	1.45%	1.47%
ROE	19.45%	19.38%
ROTE (1)	22.51%	22.31%
Efficiency	42.34%	39.54%

(1) Return on tangible equity

CHARTER ONE FINANCIAL, INC.

Balance Sheet Strategy
Asset Mix

- Emphasis on reducing 1-4 family exposure
  - MBS/1-4 family loans down $3.4 B, or 15%, since high point at 6/30/03
- Future balance sheet growth driven by non 1-4 family portfolio growth
  - non 1-4 family up $1.6 B, or 9%, in 2003; $4.0 B, or 22%, before securitizations
  - strongest growth in HELOC (21%) & small business (48%)

CHARTER ONE FINANCIAL, INC.

Overall Credit Profile

	2003	2002
NCO/avg loans (ann)	.38%	.37%*
NPLs/loans	.60%	.55%
NPAs/loans	.73%	.70%
Underperforming assets/loans	.89%	.94%
Allowance/loans	1.34%	1.24%
Allowance/NCO (ann)	3.8 yrs	3.4 yrs*

*2002 excludes $27.3 M resulting from NCO policy change in 2Q02

CHARTER ONE FINANCIAL, INC.

Balance Sheet Strategy
Debt Retirement

- FHLB Advance maturities as of 12/31/03:
  - $2.25 B @ 6.27% in '05/early '06
  - $2.80 B @ 5.30% in '07/early '08
- Retiring '05/06 debt
  - estimated prepayment penalty of $.45 to $.50 per share in 1Q04

CHARTER ONE FINANCIAL, INC.

Balance Sheet Strategy
Debt Retirement Benefits

- Adds $.20-$.25 to '04 EPS & $.10-$.15 to '05 EPS
- Adds approx 20 bp to margin
- Accelerates reduction in 1-4 family/MBS exposure
  - 35% of earning assets by 12/05
- Enhances core earnings visibility of retail bank

CHARTER ONE FINANCIAL, INC.

2004 EPS Guidance

	High	Low
Projected GAAP EPS	$2.55	$2.40
Prepay penalty	.45	.50
EPS excl prepay	$3.00	$2.90

CHARTER ONE FINANCIAL, INC.

Drivers of 2004 Earnings

- Retail banking revenue growth fed by NIB & de novo success
  - provides 5-6% EPS growth
- Lower demand on provision
  - economy strengthening
  - year-end reserves provide almost 4 years coverage to 4Q charge-offs
- Strong non 1-4 family portfolio growth
  - projecting 2004 growth in excess of 20%, before securitizations

CHARTER ONE FINANCIAL, INC.

Drivers of 2004 Earnings

- Capital management flexibility remains intact
  - repurchased 50 M shares since 1996; $1.3 B in capital
- Key questions:
  - level of balance sheet leverage
  - degree of franchise investment/expansion
  - economic & interest rate environment


this is a bank

Retail Banking Earnings Growth

3 Ways to Grow Revenue

- Increase revenue from existing customers
- Increase customers in existing stores
- Increase franchise footprint

CHARTER ONE FINANCIAL, INC.®

Evolution of a Revenue Growth Plan

1) Locate area where Retail Model works best
2) Identify why model works
3) Embrace role of mass seller of banking products
4) Set strategic objectives consistent with mass market retailer
5) Develop marketing programs around strategic goals
6) Expand footprint in similar markets

CHARTER ONE FINANCIAL, INC.

Build Our Retail Brand on 3 Tenets

1) Value

2) Convenience

3) Ease of use

CHARTER ONE FINANCIAL, INC.

2003 Big Three

- De novo
  - added net 118 in 2003 - 26% growth
- Growth in checking accounts - Net
  - 135,000 net growth - 10%
- Growth in noninterest-bearing checking
  - $700 M - 50% annual growth

Industry Leader in all three categories

2003 Success - De Novo Expansion

- Demonstrated same store sales competency
- Industry-leading in-store banking competency
- Unique trade area de novo initiatives

2003 De Novo Expansion



30%
15%
0%
27.0%
20.0%
6.0%
4.8%
3.6%
CF
CBH
FITB
TCB
BAC

CHARTER ONE FINANCIAL, INC.

2003 Expansion

Division	Existing	2003 Adds	2003 Footprint	% Growth
Ohio	93	26	119	28%
Michigan*	123	19	142	15
WNY	63	50	113	79
ENY	101	12	113	12
Illinois	81	24	105	30
Total	461	131	592	28%

*Michigan division includes Indiana

CHARTER ONE FINANCIAL, INC.

In-Store Partners

- Tops
- Farmer Jack
- Kroger
- K-Mart
- Rini Rego
- Dave's
- Price Chopper
- Hillers
- Dominicks
- Food 4 Less
- Marsh
- Meijer
- Butera
- Acme
- Catalanos
- Hannaford
- Buehlers
- Grand Union
- Valli
- Starbucks

2003 Success - De Novo Expansion

❖ New banking centers	121 total
❖ Capital cost	$48 M
❖ Operating expense	$19 M
❖ Revenue	$6 M

CHARTER ONE FINANCIAL, INC.

In-Store De Novo Growth Model

Inception: $250,000 Capital Cost
$250,000 Operating Expense

12 Mos.

Deposits	$10M	DDA Accounts	1,000
Spread			$ 300,000
Non Interest Income			$ 250,000
Efficiency Ratio			45.7%

24 Mos.

Deposits	$15M	DDA Accounts	2,000
Spread			$ 450,000
Non Interest Income			$ 500,000
Efficiency Ratio			26.4%

36 Mos.

Deposits	$20M	DDA Accounts	3,000
Spread			$ 600,000
Non Interest Income			$ 750,000
Efficiency Ratio			18.6%

CHARTER ONE FINANCIAL, INC.

2003 Success - Buffalo De Novo

- Added 25 banking centers; now 43 Locations
- **Existing locations** grew net DDA 14%
- Total revenue in Buffalo grew 35%

2003 Success - Net Checking Growth

- Noninterest-bearing - 246,000 NET accts
- Growth translates into 35% increase
- Net household growth of 16%
- Shifted growth from interest-bearing

CHARTER ONE FINANCIAL, INC.

2003 Success - Checking Mix Shift

	12/31/02	12/31/03
Noninterest-bearing	51%	63%
Interest-bearing	49%	37%

Dramatic shift in consumer checking accounts

CHARTER ONE FINANCIAL, INC.

2003 Success - NIB Balance Growth

Consumer Balances	+$450 M, or 51%
Business Balances	+$250 M, or 48%
Total Growth	**$700M, or 50%**

CHARTER ONE FINANCIAL, INC.

Small Business Deposit Growth



2003 growth:
69% in $; 77% in accts
Deposits ($ in M)
$2,000
$1,000
$0
# of Accounts (000s)
130
85
40
$374 M
$428 M
$762 M
$1,250 M
$2,110 M
46 K
48 K
58 K
71 K
126 K
1999
2000
2001
2002
2003
Deposits
# of accts

CHARTER ONE FINANCIAL, INC.

Cost of Funds/NIB Deposits



2.30%
2.10%
1.90%
1.70%
1.50%
1.30%
3,400
2,900
2,400
1,900
1,400
Cost of Funds
Deposits

CHARTER ONE FINANCIAL, INC.

NIB Deposit Growth
2003 Progression


($ in millions)
$2,000
$1,000
$0
$1,306
$1,446
$1,622
$1,816
$2,025
12/31/02
3/31/03
6/30/03
9/30/03
12/31/03
Retail
Corporate/custodials

Total	**$2,190**	**$2,385**	**$2,656**	**$2,761**	**$2,533**

CHARTER ONE FINANCIAL, INC.

Deposit-Related Revenue


16%, 18% adj for MC settlement
($ in millions)
$350
$200
$50
$100 M
$130 M
$160 M
$204 M
$245 M
$284 M
$329 M
+30%
+23%
+29%
+20%
+16%
1997
1998
1999
2000
2001
2002
2003

*2003 impact of MasterCard settlement on debit approx $6.0 M

CHARTER ONE FINANCIAL, INC.

2003 Success - IL Revenue Growth

- Existing franchise producing strong results
- Net DDA growth of 6.5%
- Revenue growth of 31%

CHARTER ONE FINANCIAL, INC.

And The 4th Quarter Goes To . . .

	Linked Quarter*	4Q '03/'02	Efficiency Ratio 4Q03
CF	**37%**	**16%**	**46.6%**
WM	1	5	64.8
ONE	1	8	61.4
TCB	(14)	1	60.6
SOV	2	10	53.0
FITB	(1)	11	47.3
NCC	4	7	51.4

*annualized

CHARTER ONE FINANCIAL, INC.

Cumulative Change CF Expense vs. Retail Revenue ($ in M)



500
480
460
440
420
400
380
CF Total Expense
Retail Revenue
$474 M
$412 M
1996 - 2006

CHARTER ONE FINANCIAL, INC.

2004 Planned De Novo Expansion

Division	Existing	2004 Adds	2004 Footprint	% Growth
Ohio	119	13	132	11%
Michigan*	142	55	197	39
WNY	113	7	120	6
ENY	113	27	140	24
Illinois	105	23	128	22
Total	592	125	717	21%

*Michigan division includes Indiana

CHARTER ONE FINANCIAL, INC.


Retail Footprint at 12/31/02
CANADA
QUÉBEC
ONTARIO
Lake Superior
Lake Huron
Lake Michigan
Lake Ontario
Lake Erie
Montréal
Ottawa
Toronto
Hamilton
London
MAINE
VERMONT
NEW HAMPSHIRE
WISCONSIN
MICHIGAN
Milwaukee
Grand Rapids
Flint
Lansing
Ann Arbor
Detroit
Chicago
Toledo
Rochester
Buffalo
Syracuse
NEW YORK
UNITED STATES
Manchester
Boston
MASS.
CONN.
R.I.
Bridgeport
New York
Erie
Cleveland
Akron
Fort Wayne
ILLINOIS
INDIANA
OHIO
PENNSYLVANIA
Pittsburgh
Allentown
Philadelphia
NEW JERSEY
Columbus
Indianapolis
Dayton
Cincinnati
Baltimore
MD.
DEL.
Washington, D.C.
WEST VIRGINIA
Louisville
Evansville
Lexington
KENTUCKY
Richmond
Atlantic Ocean
Trad
In-store
2002


Retail Footprint at 12/31/04
Trad
In-store
2002
2003 de novos
2004 proposed de novos
CANADA
QUÉBEC
ONTARIO
Montréal
Ottawa
Toronto
Hamilton
London
MAINE
VERMONT
NEW HAMPSHIRE
WISCONSIN
MICHIGAN
Lake Superior
Lake Huron
Lake Michigan
Lake Ontario
Lake Erie
Milwaukee
Grand Rapids
Flint
Ann Arbor
Detroit
Toledo
Chicago
Fort Wayne
INDIANA
ILLINOIS
OHIO
Columbus
Dayton
Cincinnati
Louisville
Evansville
Lexington
KENTUCKY
WEST VIRGINIA
PENNSYLVANIA
Pittsburgh
Allentown
Philadelphia
Erie
Bridgeport
New York
NEW JERSEY
Baltimore
Washington, D.C.
MD.
DEL.
Richmond
R.I.

In-Store Network

- Grew from 48 to 146 stores in 2003 … **300%**!
- Currently 7th largest in-store network in US
- 73 stores in 2004 takes us to 219 stores
  - among Top 5 in the country

Head to Head Competition

Bank	% of COB Franchise in 1 Mile Radius
Key Bank	26%
Bank One	26%
National City	23%
Fifth Third	17%

Charter One
as an
Innovator

CHARTER ONE
FINANCIAL, INC.

It takes 2 to 4 years for an organization to learn how to create new growth.

CHARTER ONE FINANCIAL, INC.

Retail Banking Leader Board

Retail Strategy Rollout	CF	NCC/KEY/ONE
Free Checking	1989	2002
Comprehensive incentives for banking centers	1993	2002
Comprehensive service initiatives	1994	2001
Branch capital improvements	1995	2003
Employees hired from non-bank retail	1997	2002
Sales platform technology	1998	2003

CHARTER ONE FINANCIAL, INC.

Retail Banking Leader Board

Retail Strategy Rollout	CF	NCC/KEY/ONE
Small business Free Checking	1999	2002
Debit card rewards	2000	2001
Free on-line banking & bill pay	2000	2002
Free on-line business banking & bill pay	2000	2002
Customer management data	2001	2004
Free on-line check images	2002	2002

CHARTER ONE FINANCIAL, INC.

Retail Banking Leader Board

Retail Strategy Rollout	CF	NCC/KEY/ONE
Delayed debit with rewards		
- small business	2001	Not yet
Free gift cards	2002	Not yet
Free wire transfers		
- consumers & small business	2003	Not yet
Free checks for life	2003	Not yet

CHARTER ONE FINANCIAL, INC.

Online Viewing & Money Movement

See and move money from any account!

see.


Deposit Accounts
FINANCIAL INSTITUTION
ACCOUNT NAME
ACCOUNT NO.
TRANSFERS
Charter One Bank
Checking #0900
******0900
Enabled
Fifth Third Bank
Savings
******3272
Eligible
Bank of America
My Checking
0992xxxx
Pending
Citibank
My Savings
1093xxxx
Verify
ETrade
My Brokerage
7658xxxx
Ineligible
From:
Bank of America - My Checking / $3,396.72
To:
Bank of America - My Checking / $3,396.72
Bank One - Personal / $1,200.45
Transfer Date:
Chase - Business Savingins / $5,911.89
Transfer Amount:
85.00
Account Summary
CHARTER ONE

do!


this is a bank

Appendix

Loan / Credit Update
as of 12/31/03

CHARTER ONE FINANCIAL, INC.

Lending Profile - 12/31/03



1-4
Family
31%
$8.8 B
Closed-end 1st/2nd 5%
HELOC 12%
Other 2%
Retail
Consumer
19%
$5.5 B
Consumer
Finance
4%
$1.1 B
Non
1-4
69%
Auto
22%
$6.4 B
MidMkt 3%
Bus Bnk 3%
Corp Bank
6%
$1.7 B
CRE/Res Const
10%
$3.0 B
Lease
8%
$2.1 B

CHARTER ONE FINANCIAL, INC.

Lending Profile - 12/31/03

❖ Seven major lending areas

One-to-four	$8.8 B	**Consumer $21.8 B (76%)**
Retail consumer	5.5 B	
Consumer finance	1.1 B	
Auto finance	6.4 B	
CRE/Res Const	3.0 B	**Commercial $6.8 B (24%)**
Leasing	2.1 B	
Corp banking	1.7 B	
	$28.6 B	

CHARTER ONE FINANCIAL, INC.

1-4 Family Portfolio Snapshot - 12/31/03


31%

- $8.8 B portfolio, 5.3% yield
  - 68% fixed / 32% ARM
- Average loan size of $160,000
- Average LTV on 1st liens (UPB) - 59%
- Average current FICO 728
- 85% of portfolio in retail bank footprint
- NCO ratio - .03% 2003; .05% 2002; .03% 2001

CHARTER ONE FINANCIAL, INC.

Lending Profile - 12/31/03

Loan Servicing Portfolio

- Among top 25 largest U.S. servicers @ $28 B; $17 B serviced for others
- WAC - 6.12% @ 12/31/03
- MSR at $177 M, or 1.05% of serviced portfolio
  - includes $83 M valuation allowance
  - average servicing spread 36 bp
  - implies valuation of 2.9x servicing spread

CF vs. MBA 1-4 Delinquency Ratios

Total Delinquency Ratio (incl.F/C) By Qtr



Delinquency Ratios
3%
0%
97-4
98-1
98-4
99-1
99-2
99-3
99-4
00-3
00-4
01-1
01-2
01-3
01-4
02-1
02-2
02-3
02-4
03-1
03-2
03-3
COMC
MBA Adj.*

Includes all loans serviced by Charter One Mortgage

CHARTER ONE FINANCIAL, INC.

*Source: Mortgage Bankers Association of America ("MBA") National Delinquency Survey, uses matched portfolio

Retail Consumer Snapshot - 12/31/03


19%

- $5.5 B portfolio, 4.4% yield

	Balance	Yield
HELOCs	$3.4 B	3.8%
Closed-end 1sts/2nds	1.5 B	5.4%
Marine lending	.3 B	6.7%
Other	.3 B	4.4%
	$5.5 B	4.4%

Retail Consumer Credit Quality

Stats on Combined Portfolio - 12/31/03

- NCO ratio - .19% 2003; .23% 2002
- NPLs - $10 M (.18%)
- REO - $2.6 M, 52 units

Retail Consumer Portfolio Growth


($ in billions)
$5.0 B
$2.5 B
$0.0 B
$1.6 B
$1.9 B
$2.8 B
$3.7 B
$4.5 B
$4.9 B
$5.5 B
$5.5 B
1996
1997
1998
1999
2000
2001
2002
2003
Other
HELOC
Closed-end 1sts/2nds

*Net of securitizations - $2.4 B in 2003; $1.0 B in 2002; $1.4 B in 2001

CHARTER ONE FINANCIAL, INC.

Retail Consumer Snapshot – 12/31/03

HELOCs

- $3.4 B portfolio, 3.8% yield
- Growth spurred by "Piggy-back" & PM2 product set
- Average loan committed since 1/1/00: $54,712 740 FICO, & 79% LTV
  - FICO by product:

    85% & 90% LTV - 742
    100% LTV - 711
    125% LTV - 706

CHARTER ONE FINANCIAL, INC.

HELOC Portfolio - 12/31/03

LTV Product	O/S	Utilization	Avg Bal O/S
85%	$ 749 M	40%	$28 K
90%	2,188 M	36%	$29 K
100%	324 M	62%	$19 K
125%	46 M	86%	$27 K
	$3,306 M	39%	$27 K

CHARTER ONE FINANCIAL, INC.

HELOC Portfolio Growth



$3.0 B
$1.5 B
$.0 B
$.3 B
$.6 B
$.7 B
$1.0 B
$1.5 B
$2.0 B
$2.8 B
$3.4 B
+100%
+17%
+43%
+50%
+33%
+40%
+21%
1996
1997
1998
1999
2000
2001
2002
2003

CHARTER ONE FINANCIAL, INC.

Retail Consumer Snapshot - 12/31/03
Closed-End 1sts/2nds

- $1.5 B portfolio, 5.4% yield
  - down from $2.0 B @ 12/31/02
  - securitized $2.4 B in 2003
- Average loan size $57 K
- Average LTV (UPB) on 1sts 44%
- Average current FICO 738
- 99.8% in retail footprint
- NCO ratio - .07% 2003; .07% 2002

CHARTER ONE FINANCIAL, INC.

Retail Consumer Snapshot
Closed-End 1sts

- Additional gateway relationship product
- Refinance product sold through branches
  - securitizable first mortgage, COMC servicing
  - 10 to 15-yr fully amortizing term
  - origination cost $400
  - fixed-rate, prepayment penalty
  - customer info web access enabled

CHARTER ONE FINANCIAL, INC.

Consumer Finance
Strategic Objectives


4%

- Launched 3/97 as A-/B+ ("Consumer Finance") single-family lender targeting rejections out of Bank
- Revised strategy 4/02 - "Alt-A" ("Specialty Lending")
  - home equity wholesale lender - prime, non-conforming, borrowers & FNMA D.U.1,2,3 approved originations
  - non-conforming production since 4/02 - $443 M, 6.6% WAC, 730 FICO
- A-/B+ portfolio will run off over next few years

Consumer Finance Snapshot - 12/31/03

- $1.1 B portfolio, 7.0% yield
  - 99% fixed / 1% ARM
  - 94% 1st liens / 6% 2nd liens
  - $487 M "pre 4/02"; $566 M "post 4/02"
- Average loan:
  - 1st lien - $97 K, 339-mo term, 655 curr. FICO, LTV 93%
  - 2nd lien - $24 K, 222-mo term, 616 curr. FICO

CHARTER ONE FINANCIAL, INC.

Consumer Finance Snapshot - 12/31/03

- 73% of portfolio in retail footprint
- NCO ratio - 1.52% 2003; 2.60% 2002
- NPLs - $43 M (3.92%)
- REO - $13.8 M, 244 units
- Recent production:

	4Q03	3Q03	2Q03	3Q02
Avg FICO	730	730	717	702
Avg LTV	94%	95%	93%	92%
WAC	6.61%	6.44%	6.36%	7.49%

CHARTER ONE FINANCIAL, INC.

Consumer Finance Snapshot
Portfolio Growth



($ in millions)
$1,200
$800
$400
$0
$125
$250
$753
$989
$1,043
$985
$1,093
1997
1998
1999
2000
2001
2002
2003

CHARTER ONE FINANCIAL, INC.

Auto Finance
Strategic Objectives


22%

- RCSB started in 1984; CF acquired in 10/97
- Primarily indirect lending, minimal leasing
- 3,780 franchised dealers in 21 states
  - recent changes - added WI & MI
- Short average life
- 29% CAGR since 1996

CHARTER ONE FINANCIAL, INC.

Auto Finance Snapshot - 12/31/03

- $6.4 B portfolio, 4.9% yield
- 487,000 loans
- Average balance $12,500
- 46-mo average remaining term; 19-mo weighted average life
- 64% new / 36% used

CHARTER ONE FINANCIAL, INC.

Auto Finance Snapshot - 12/31/03

- Yield driven by credit score
- NCO ratio - .75% in 2003; 1.04% in 2002; .88% in 2001
- REO (repos on hand) - $3.5 M, 787 units (.06%)
- Proprietary scoring highly predictive

CHARTER ONE FINANCIAL, INC.

Auto Finance Portfolio
Credit Quality

- Consistently moved up FICO scores on production since 1/1/01:

	2003	2002	2001
Q1	749	737	719
Q2	752	739	724
Q3	753	746	731
Q4	751	749	733

- 744 average FICO for portfolio

CHARTER ONE FINANCIAL, INC.

Auto Finance Portfolio


($ in billions)
$6.0 B
$3.0 B
$.0 B
+55%
+24%
+19%
+28%
+38%
+27%
+14%
$1.1 B
$1.7 B
$2.1 B
$2.5 B
$3.2 B
$4.4 B
$5.6 B
$6.4 B
1996
1997
1998
1999
2000
2001
2002
2003

Indirect lending; negligible leasing

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile

Production by FICO Score


1997
40%
60%
2003
7%
93%
>680
<680

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile
30+ Day Delinquencies



3%
2%
1%
0%
2.81%
1.84%
1.93%
1.91%
.94%
.76%
12/98
12/99
12/00
12/01
12/02
12/03

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile

Repossessed Units as % of Total Loans



.50%
.30%
.10%
Illustrates post
9/11 build up
.32%
.31%
.24%
.32%
.41%
.31%
.18%
.19%
.17%
.16%
.13%
.14%
.16%
12/00
3/01
6/01
9/01
12/01
3/02
6/02
9/02
12/02
3/03
6/03
9/03
12/03

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile

Average Auction Loss ($)


9/11
Impact
$8,000
$7,000
$6,000
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile

Average Auction Loss (% of $ Financed)



9/11
Impact
48%
43%
38%
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile

30 Mo. Loss Migration - 2Q Production 1997-2002


Cumulative charge-off rate
2.00%
1.00%
.00%
3
6
9
12
15
18
21
24
27
30
Months
'97
'00
'01
'99
'98
.55% - '02

CHARTER ONE FINANCIAL, INC.

Auto Finance Net Charge-offs

% of Average Portfolio



1.17%
1.18%
.94%
.80%
.88%
1.04%
.75%
1%
0%
1997
1998
1999
2000
2001
2002*
2003

*Excluding impact of NCO policy change in 2Q02

CHARTER ONE FINANCIAL, INC.

Commercial Mortgage

Strategic Objectives


9%

- Lending continuously since mid 1970s
- Historically very low charge-offs
- Originate in footprint
- Current originations - $866 M 2003; $639 M 2002
  - construction loans priced off LIBOR & prime rate
  - end loans priced & indexed off FHLB advances

Commercial Mortgage Snapshot - 12/31/03

- $2.5 B portfolio, 5.7% yield
  - 15% fixed / 85% ARM
  - $500 M construction; $2.0 B permanent loans
- Average loan size $1.1 M
  - 17 loans > $10 M, largest loan - $34 M
- 91% of portfolio in retail bank footprint
- NCO ratio - .05% 2003; .03% 2002; .05% 2001
- NPLs (incl construction) - $59 M (2.4%)
- REO - $4.9 M, 10 units

CHARTER ONE FINANCIAL, INC.

Commercial Mortgage Portfolio



($ in billions)
Reflects runoff of non-strategic portfolios
$3.0 B
$1.5 B
$.0 B
$2.1 B
$1.9 B
$1.8 B
$2.0 B
$2.1 B
$2.7 B
$2.3 B
$2.5 B
1996
1997
1998
1999
2000
2001
2002
2003

CHARTER ONE FINANCIAL, INC.

Commercial Mortgage Portfolio - 12/31/03

By State



WI
3%
IL
23%
Other
10%
OH
16%
NY
17%
MI
31%

Commercial Mortgage Portfolio - 12/31/03

By Property Type



Non-Res
Construct
10%
Other
3%
Land
14%
Office/Medical/
Warehouse
15%
MultiFamily
31%
Retail
21%
MultiFamily
Construct
6%

CHARTER ONE FINANCIAL, INC.

Commercial Leasing
Strategic Objectives


8%

- 15th largest U.S. bank leasing company
- Big ticket leasing company formed in '88
  - became CF customer in '89
- CF acquired 1/95
- Seasoned management group still on board

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Snapshot - 12/31/03

- $2.2 B leasing portfolio
- Offices in Cleveland, Cincinnati, Chicago, Boston, Charlotte, & Wilton, CT
- 4.9% yield; 8.2% effective yield
- Avg relationship of $8.0 M
  - 38 over $20 M; largest is $80 M
- Avg term of 63 months, range of terms of 1 to 25 years

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Snapshot - 12/31/03

- Fortune 1000 focus, with 62% of portfolio with lessees rated as investment grade
- NCO ratio - .31% 2003; .03% 2002; .38% 2001; .00% 2000
- NPLs - $6.4 M (.29%)
- Residual realization 111% in 2003; 106% in 2002; 122% in 2001; 120% since 1995

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Portfolio


($ in billions)
$2.5 B
$2.0 B
$1.5 B
$1.0 B
$.5 B
$.0 B
$.1 B
$.3 B
$.4 B
$.7 B
$1.0 B
$1.8 B
$2.0 B
$2.1 B
$2.2 B
1995
1996
1997
1998
1999
2000
2001
2002
2003

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Snapshot - 12/31/03


Heavy Equipment / Machinery 5%
Rail 18%
Aircraft 17%
Marine 5%
Materials Handling 6%
Telecommunications 2%
Manufacturing / Industrial 17%
Information Technology 14%
Over the Road 11%
Other 1%
Furniture/ Fixtures 4%

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Portfolio - 12/31/03

Aircraft Leasing

- $356 M, with $256 M to domestic carriers
- Long-term leases - 17 different lessees
- 42 pieces of equipment, w/38 to domestic carriers
- Maturities extend out over 20 yrs
  - $33 M maturing thru '07
- No direct exposure to USA, UAL, AA or AirCanada

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Portfolio - 12/31/03

Aircraft Leased to Domestic Carriers

	#	$
Regional jets	24	$150 M
Boeing 737 & 757	6	70 M
Props	8	14 M
Ground equip/simulator	-	22 M
	38	$256 M

- $159 M five years old or less; avg age of 6.4 yrs
- Equity position - $180 M; single investor/equip loans - $76 M
- Supported by $63 M residual/$15 M credit guarantees

CHARTER ONE FINANCIAL, INC.

Corporate Banking Snapshot - 12/31/03


6%

- $1.7 B portfolio, 5.1% yield
- 4 segments
  - middle market - $691 M
  - business banking - $757 M
  - asset-backed lending - $133 M
  - vendor finance - $99 M
- Target middle market businesses $5-100 M revenue; business banking < $5 M revenue
- Minimal shared national credits or unsecured lending

CHARTER ONE FINANCIAL, INC.

Corporate Banking Portfolio



($ in millions)
Strong growth in business banking
$1,500
$1,000
$500
$0
$184
$183
$350
$457
$527
$677
$798
$1,043
$1,318
$1,680
$273
$129
$641
$508
$130
$680
$757
$133
$691
99
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Vendor Fin
Middle Market
Asset-backed lending
Bus Banking

CHARTER ONE FINANCIAL, INC.

Business Banking Portfolio 12/31/03

- Lending products launched in 1Q01
- $757 M portfolio; up 49% in 2003
- Distributed through retail banking centers
- Avg balance $89 K
- Avg FICO for business owners > 720
- NCO ratio - .72% 2003; 1.35% 2002

CHARTER ONE FINANCIAL, INC.

Why Faster at Charter One?

Business Banking Drives Future DDA Growth

($ in millions)



Loans
Deposits
$1,800
$1,200
$600
$0
$285
$600
$1,251
$2,110
$273
$508
$757
2000
2001
2002
2003

CHARTER ONE FINANCIAL, INC.

Middle Market Snapshot - 12/31/03

- 20 exposures > $10 M; largest $35 M
  - 71 exposures > $3 M
- NCO ratio - 1.94% 2003; 1.09% 2002; .81% 2001; 1.20% 2000
- NPLs - $58 M (2.4%)

Corporate Banking Snapshot

Geographic Split - 12/31/03



New England
9%
OH
38%
NY
37%
IL
5%
MI
11%

CHARTER ONE FINANCIAL, INC.

Corporate Banking Snapshot

SIC Split - 12/31/03



Finance, Insurance, R/E 16%
Trade 17%
Construction 7%
Transportation 4%
Other 5%
Services 27%
Manufacturing 24%

CHARTER ONE FINANCIAL, INC.

Overall Credit Profile

	2003	2002
NCO/avg loans (ann)	.38%	.37%*
NPLs/loans	.60%	.55%
NPAs/loans	.73%	.70%
Underperforming assets/loans	.89%	.94%
Allowance/loans	1.34%	1.24%
Allowance/NCO (ann)	3.8 yrs	3.4 yrs*

*2002 excludes $27.3 M resulting from NCO policy change in 2Q02

CHARTER ONE FINANCIAL, INC.

Net Charge-Offs to Average Loans


.75%
.50%
.25%
.00%
.27%
.36%
.36%
.39%
.36%
.40%
.60%
.67%
.54%**
.11%
.19%
.17%
.14%
.17%
.21%
.27%
.37%
.38%
1995
1996
1997
1998
1999
2000
2001
2002*
2003
Reg/Super Reg Banks
Charter One

* CF excludes $27 M from NCO policy change
** As of 9/30/03
Source: SNL DataSource

Restated for mergers

CHARTER ONE FINANCIAL, INC.

Big Picture Credit Risk

- Negligible unsecured lending
- Negligible auto leasing
- Negligible national shared/syndicated credits
- Indirect auto portfolio very high credit profile
- Manufacturing exposure very diversified
- Commercial real estate holding up very well
- No unsecured energy related assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

CHARTER ONE FINANCIAL, INC

By: /s/ Robert J. Vana

Date: January 28, 2004

Robert J. Vana
Senior Vice President, Chief
Corporate Counsel and Corporate Secretary